Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-139340

NEWS

5350 Tech Data Drive Clearwater, FL 33760 (727) 539-7429

FOR IMMEDIATE RELEASE	SYMBOL: TECD
Friday, December 15, 2006	TRADED: NASDAQ/NMS

Tech Data Corporation Completes Sale of $325 Million 2.75%

Convertible Senior Debentures

Net Share Settlement Feature Provides for Principal to be Repaid in Cash

CLEARWATER, FL. — Tech Data Corporation, a leading distributor of IT products, today announced that it has completed the sale of $325 million in aggregate principal amount of Convertible Senior Debentures due 2026. The company has granted the underwriters an option to purchase up to an additional $25 million aggregate principal amount of the debentures to cover over-allotments, if any.

The company intends to use the net proceeds from the sale of the debentures to repay short-term debt and for general corporate purposes.

The debentures will bear interest at a fixed rate of 2.75% per annum, payable semiannually beginning June 15, 2007. Commencing with the six-month period beginning December 20, 2011, the company also will pay contingent interest on the debentures in certain circumstances and in amounts described in the prospectus.

The debentures contain a net share settlement feature so that upon conversion, the company will deliver cash equal to the lesser of the aggregate principal amount of the debentures to be converted and the company’s total conversion obligation, plus shares of the company’s common stock, for the remainder, if any, of the conversion obligation, as detailed in the prospectus. The debentures may be converted, under certain circumstances, into cash, and shares, if any, of the company’s common stock at an initial conversion rate of 18.4310 shares per $1,000 principal amount of the debentures (which is equivalent to an initial conversion price of $54.26 per share). The initial conversion price represents a 35% premium to the $40.19 per share closing price of the company’s common stock on the NASDAQ Global Select Market on December 14, 2006.

On or after December 20, 2011, the company may redeem the debentures at a redemption price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest. On December 15, 2011, December 15, 2016, December 15, 2021 and in the event of certain fundamental changes, holders may require us to repurchase all or a portion of their debentures at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest.

Tech Data Completes Sale of $325 Million Convertible Senior Debentures	Page 2 of 2
Friday, December 15, 2006

This announcement is neither an offer to sell nor a solicitation of an offer to purchase convertible senior debentures of Tech Data Corporation nor shall there be any sale of these debentures in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A registration statement with respect to the offering has been filed with and declared effective by the Securities and Exchange Commission (SEC). The registration statement contains a prospectus for the offering and other important information that should be read carefully before any decision is made with respect to the offering. The registration statement is available at no charge on the SEC’s web site at www.sec.gov. Investors may also obtain a written prospectus by contacting Banc of America Securities LLC, Capital Markets (Prospectus Fulfillment) by e-mail to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements, based on the company’s current expectations that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include the following: intense competition both domestically and internationally; narrow profit margins; dependence on information systems; restructuring activities; potential adverse effects of acquisitions; exposure to natural disasters, war and terrorism; dependence on independent shipping companies; potential impact of labor strikes; risk of declines in inventory value; product supply and availability; changes in vendor terms and conditions; loss of significant customers; credit exposure due to the deterioration in the financial condition of our customers; the inability to obtain required capital; fluctuations in interest rates; foreign currency exchange risks and exposure to foreign markets; potential asset impairments resulting from declines in operating performance; the impact of changes in income tax and other regulatory legislation; changes in accounting rules; and the volatility of common stock. Additional discussion of these and other factors affecting the company’s business and prospects is contained in the company’s periodic filings with the Securities and Exchange Commission, copies of which can be obtained at the company’s Investor Relations website at www.techdata.com. All information in this release is as of December 15, 2006. The company undertakes no duty to update any forward-looking statements herein to actual results or changes in the company’s expectations.

About Tech Data

Founded in 1974, Tech Data Corporation (NASDAQ GS:TECD) is a leading distributor of IT products, with more than 90,000 customers in over 100 countries. The company’s business model enables technology solution providers, manufacturers and publishers to cost-effectively sell to and support end users ranging from small-to-midsize businesses (SMB) to large enterprises. Ranked 107th on the FORTUNE 500(R), Tech Data generated $20.5 billion in net sales for its fiscal year ended January 31, 2006. For more information, visit www.techdata.com.

FOR MORE INFORMATION CONTACT:

Jeffery P. Howells, Executive Vice President and Chief Financial Officer

727-538-7825 (jeff.howells@techdata.com)

            or

Charles V. Dannewitz, Senior Vice President, Taxes and Treasurer

727-532-8028 (chuck.dannewitz@techdata.com)